Exhibit 99.1

NEWS RELEASE

Fortuna intersects 90.9 g/t Au over 1.8 meters at Barana Prospect, Séguéla Mine, Côte d´Ivoire

Vancouver, August 8, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on its exploration programs at the Séguéla Mine in Côte d’Ivoire, the Yaramoko Mine in Burkina Faso, and the Baborigame Project in Mexico.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Infill drilling at the Sunbird Deposit to upgrade geologic confidence has concluded, with the next phase of estimation, optimization, and design having commenced as part of reserve development and expected life-of-mine extension for the Séguéla Mine. With this underway, the focus has returned to generating new anomalies and testing prospects, with positive near surface results at Barana emphasising the regional potential; such as drill hole SGRD1647 intersecting 90.9 g/t Au over an estimated true width of 1.8 meters.”

Mr. Weedon continued, “Recent drilling of Zone 55 at the Yaramoko Mine has identified high grade mineralization extending at least 130 meters beyond the current resource envelope to the west, confirmed by recent mine development in the area, with intervals such as 32.8 g/t Au over an estimated true width of 3.1 meters in drill hole YRM-23-GCDD-203.”

Mr. Weedon concluded, “In addition to the encouraging results from West Africa, first pass drilling to test geological concepts at our Baborigame Project in Mexico was successful in testing several vein arrays, intersecting multiple mineralized zones such as 2.7 g/t Au and 155 g/t Ag over an estimated true width of 4.04 meters in drill hole BAB-22-004.”

Séguéla Mine, Cote d’Ivoire

Sunbird Deposit drilling highlights:

•	SGRD1586:	12.7 g/t Au over an estimated true width of 18.9 meters from 147 meters
•	SGRD1580:	22.2 g/t Au over an estimated true width of 2.1 meters from 115 meters and
7.5 g/t Au over an estimated true width of 23.8 meters from 128 meters
•	SGRD1615:	16.2 g/t Au over an estimated true width of 8.4 meters from 270 meters
•	SGRD1585:	28.7 g/t Au over an estimated true width of 2.8 meters from 151 meters
•	SGRD1599:	4.7 g/t Au over an estimated true width of 13.3 meters from 81 meters
•	SGRD1281:	10.7 g/t Au over an estimated true width of 5.6 meters from 199 meters (re-entered hole)

Infill drilling for increased geologic confidence at the Sunbird Deposit was recently completed, with 47 holes drilled totalling 11,075 meters of an expanded 15,126 meter program, increased from 9,500 meters due to continued positive results. Drilling has intersected high grade mineralization close to the margins of the pit optimization limit. Drill hole SGRD1580 intersected several zones of mineralization including 22.2 g/t Au over a true width of 2.1 meters and 7.5 g/t Au over a true width of 23.8 meters while a re-entered drill hole, SGRD1281, intersected 10.7 g/t Au over a true width of 5.6 meters on the margin of the current pit optimization shell (Figure 1). Results will be incorporated into an updated Mineral Resource and Mineral Reserve estimate prior to pit optimization and design of a revised Séguéla life-of-mine planned for release in the fourth quarter of 2023.

Further drilling to test the depth potential of the southerly plunging high grade shoots is planned for the second half of 2023. Refer to Appendix 1 for full results of all holes drilled in this phase of the Sunbird exploration program.

Figure 1: Sunbird Deposit long-section showing select recent drilling results (looking west)

Barana and Badior drilling highlights:

•	SGRD1647: 90.9 g/t Au over an estimated true width of 1.8 meters from 43 meters (Barana)
•	SGRD1634: 1.4 g/t Au over an estimated true width of 8.1 meters from 77 meters (Barana)
•	SGRD1641: 2.4 g/t Au over an estimated true width of 5.4 meters from 67 meters (Barana)
•	SGRD1623: 4.9 g/t Au over an estimated true width of 12.6 meters from 110 meters (Badior)

At the Barana and Badior prospects (Figure 2), 30 holes totaling 3,907 meters were drilled (Figure 3) with the objective of testing the strike extent and continuity of mineralization identified in the first scout drilling program (refer to Fortuna news release dated December 5, 2022). In addition, the drilling program was designed to provide greater understanding of the key structures associated with mineralization controls as well as grade distribution along the principal structures.

Further drilling is planned for later in 2023. Refer to Appendix 1 for full results received for all drill holes drilled in this phase of the Barana and Badior drilling program.

Figure 2: Séguéla Mine location plan highlighting key exploration prospects

Felsic Volcanics
Volcaniclastics
Basalt-Gabbro-Dolerite
Eastern Andesites
Eastern Schists
Granite
Deposit
Priority prospect
Target
Datum: WGS84_29N
31 July 2023
8km
5km
P3
BARANA
BADIOR
GABBRO NORTH
PORPHYRY
Seguela
Plant
Site
AGOUTI
KOULA
BOUTI
ANTENNA
BOULDER
KESTREL
WINY
SUNBIRD
P1
ANCIEN
N
0
2.5
5km
FOLLY
FORTUNA
SILVER MINES INC.

Figure 3: Barana and Badior plan showing recent drilling results

FORTUNA SILVER MINES INC.
Volcaniclastics
Mafic Volcanics
Felsic Volcanics
+100 ppb Au Auger
+50 ppb Au Auger
RC/RCD Collar
Aircore Collar
This release
Previous release
743,000mE
744,000mE
903,000mN
902,000mN
SGRC1644
2.7m @ 1.7 g/t Au
3.6m @ 1.7 g/t Au
SGRC1647
1.8m @ 90.9 g/t Au
SGRC1528
3.5m @ 1.5 g/t Au
SGRC1529
2.1m @ 4.1 g/t Au
SGRC1642
5.4m @ 1.5 g/t Au
SGRC1641
5.4m @ 2.4 g/t Au
SGRC1530
4.2m @ 2.6 g/t Au
SGRC1639
2.7m @ 2.5 g/t Au
SGRC1531
2.8m @ 2.2 g/t Au
2.8m @ 1.4 g/t Au
5.6m @ 2.3 g/t Au
BARANA
SGRC1634
8.1m @ 1.4 g/t Au
3.6m @ 2.8 g/t Au
SGRC1633
0.9m @ 5.1 g/t Au
7.2m @ 1.4 g/t Au
SGRC1533
4.9m @ 4.1 g/t Au
SGRC1521
2.1m @ 11.6 g/t Au
7m @ 10.2 g/t Au
SGRD1623
12.6m @ 4.9 g/t Au
0.7m @ 38.7 g/t Au
0.7m @ 36.8 g/t Au
SGRC1524
8.4m @ 12.0 g/t Au
BADIOR
SGRC1526
9.1m @ 4.2 g/t Au
N
SGRC1625
2.8m @ 1.7 g/t Au
0
500m
Datum: WGS84_29N
31 July 2023

Yaramoko Mine, Burkina Faso

A successful drilling program of 29 holes for a total of 7,011 meters was completed at the Yaramoko Mine, testing the strike and vertical extent of high grade extensions to the Zone 55 mineralization to the west, and limited strike extent testing to the lower east levels of the underground operation. Based on the positive exploration results, management expects to provide an updated Mineral Resource and Mineral Reserve estimate for the Yaramoko Mine before the end of the year.

Zone 55 drilling highlights:

•	YRM-22-GCDD-184: 9.6 g/t Au over an estimated true width of 5.5 meters from 254.10 meters
•	YRM-23-GCDD-203: 32.8 g/t Au over an estimated true width of 3.1 meters from 287.90 meters
•	YRM-23-GCDD-205: 13.2 g/t Au over an estimated true width of 4.6 meters from 302.28 meters
•	YRM-23-GCDD-224: 8.9 g/t Au over an estimated true width of 8.2 meters from 120.95 meters
•	YRM-23-GCDD-227: 8.8 g/t Au over an estimated true width of 8.6 meters from 140.10 meters

Drilling to the west has intersected new high grade mineralization beyond the boundary of the 2022 Mineral Resource (refer to Fortuna news release dated March 21, 2023), with recent mine development extending approximately 130 meters beyond the previous design (Figure 4). Drilling will continue to test the depth potential in the second half of 2023, which remains open and where the deepest intersection returned 10.6 g/t Au over a true width of 2.3 meters in drill hole GCDD-207.

Figure 4: Zone 55 long-section showing recent drilling results

Step-out drilling to the east and at depth has also continued to identify the Zone 55 mineralized structure beyond the limits of the 2022 Mineral Resource boundary, with encouraging results including drill hole GCDD-224 returning 8.9 g/t Au over a true width of 8.2 meters at (Figure 4). Drilling will continue in the second half of 2023. Refer to Appendix 2 for full results of all holes drilled in this phase of the Yaramoko exploration program.

Baborigame Project, Mexico

A program of 14 diamond drill holes over two phases totaling 3,902 meters was conducted between late 2022 and 2023 as part of a “proof of concept” evaluation of the Baborigame Project. Baborigame is located within the central Sierra Madre Occidental, a major mountain range system of the North American Cordillera, in southwestern Chihuahua, Mexico.

Baborigame drilling highlights:

•	BAB-22-004: 2.7 g/t Au and 155 g/t Ag over an estimated true width of 4.04 meters from 192.00 meters
•	BAB-23-010: 3.3 g/t Au and 538 g/t Ag over an estimated true width of 1.20 meters from 191.00 meters
•	BAB-23-009: 2.4 g/t Au and 314 g/t Ag over an estimated true width of 2.04 meters from 188.15 meters

Exploration drilling focused on testing key structural zones at productive geologic horizons beneath high-level epithermal expressions observed at surface (Figure 5), 10 of the 14 drill holes returned positive exploration results and warrant further work. Further drilling is scheduled for the second half of 2023 targeting the western extension of Cebollas West and the undrilled Los Pinos structure where surface rock sampling returned up to 10 g/t Au and 369 g/t Ag. Refer to Appendix 3 for full results of all holes drilled in this phase of the Baborigame exploration program.

Figure 5: Baborigame plan view of drill testing at Los Pinos and the western extension of the Cebollas West zone; refer to Figure 6 and Figure 7 for cross-sections 1 and 2

Figure 6. Cross-section 1 of drill testing at Los Pinos and the western extension of the Cebollas West zone

673900
673850
673800
673750
673700
673650
2300mRL
2250mRL
2200mRL
2150mRL
2100mRL
2050mRL
2000mRL
1950mRL
1900mRL
BAB-22-003
BAB-22-004
BAB-23-009
Cebollas West Vein
2.08 m @
2.0 g/t Au and
132 g/t Ag
4.04 m @
2.7 g/t Au and
155 g/t Ag
1.84 m @
1.4 g/t Au and
123 g/t Ag
2.04 m @
2.4 g/t Au and
314 g/t Ag
0.72 m @
4.9g/t Au and
340 g/t Ag
BAB-22-003_279m
BAB-22-004_346m
BAB-23-009_402m
OPEN
OPEN
0
50
100 m
Faults
Qtz Veins/Veinlets
Calcite Vein
Trhy – Rhyolite Tuff
Tan – Andesite
Tft – Felsic Tuff
Tap – Porphyritic Andesite
FORTUNA
DATE
25/07/2025
1:1,250
Clipping +/- 12.5 m
REVISED

Figure 7. Cross-section 2 of drill testing at Los Pinos and the western extension of the Cebollas West zone

673850
673800
673750
673700
673650
2300mRL
2250mRL
2200mRL
2150mRL
2100mRL
2050mRL
2000mRL
BAB-23-010
50
100
150
200
250
300
BAB-23-010_312m
0.52 m @
1.1 g/t Au and
26 g/t Ag
0.80 m @
1.4 g/t Au and
84 g/t Ag
1.2 m @
5.3 g/t Au and
538 g/t Ag
1.6 m @
4.3 g/t Au and
2 g/t Ag
OPEN
0
50
100 m
Faults
Qtz Veins/Veinlets
Calcite Vein
Trhy – Rhyolite Tuff
Tan – Andesite
Tap – Porphyritic Andesite
Au (g/t)
< 0.1
0.1 – 0.5
0.5 – 1.0
1.0 – 3.0
> 3.0
FORTUNA
Azimuth 221°
Vista al N
Clipping +/- 12.5 m
25/07/2023
1/1,000

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All diamond drilling (DD) drill holes at Séguéla were drilled with HQ-sized diamond drill bits whereas Yaramoko diamond drill holes were cored with NQ2-diameter drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company´s core yard at the mine site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories’ preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. All core samples from Yaramoko were transported by commercial courier to ALS’s facility in Ouagadougou. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

All DD drill holes at Baborigame were drilled with HQ-sized diamond drill bits and reduced to NQ if ground conditions warranted. The core was logged, marked up for sampling using standard lengths of two meters or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All Baborigame DD core samples were shipped to ALS Laboratories’ preparation laboratory in Zacatecas for preparation and then to ALS’s facility in Vancouver, Canada for finishing.  Samples were analyzed using a 33 element four acid ICP and trace Hg along with a 30-gram fire assay for gold.  Over limits for Au, Ag, Pb, and Zn were analyzed using an appropriate method.  Quality control procedures included the systematic insertion of blanks, duplicates, and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for the exploration on the Sunbird deposit at the Séguéla Mine; the anticipated exploration and development programs at the Sunbird deposit, together with the investment, nature, implementation and timing thereof; the timing for, and anticipated results of the exploration programs at the Sunbird deposit at the Séguéla Mine, and the intention and proposed timing of an updated mineral resource and mineral reserve estimate and revised life-of-mine for the Séguéla Mine; planned drilling for the remainder of 2023 at Barana and Badior at the Séguéla Mine, Zone 55 at the Yaramoko Mine, and at the Baborigame Project; the intention and proposed timing of an updated mineral resource and mineral reserve estimate for the Yaramoko Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; the timing of the Company’s proposed exploration programs at the Sunbird deposit, Barana, and Badior at the Séguéla Mine ; Zone 55 at the Yaramoko Mine, and at the Baborigame Project; the success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2022. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Séguéla Mine; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Séguéla Mine; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Séguéla Mine, Côte d´Ivoire: Sunbird Deposit drill results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From[2] (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGDD118	742580	892735	557	280.2	90	-60	169	173	4	2.8	2.47	DD	Sunbird
SGDD125	742702	893062	496	240.1	90	-60	178	184	6	4.2	3.69	DD	Sunbird
						including	180	181	1	0.7	12.60	DD	Sunbird
							189	199	10	7	2.99	DD	Sunbird
						including	198	199	1	0.7	18.65	DD	Sunbird
SGRD1281	742932	893463	493	246	270	-60	199	207	8	5.6	10.68	RCD	Sunbird
						including	200	203	3	2.1	24.17	RCD	Sunbird
SGRD1558	742650	892735	556	167.3	90	-60	Not sampled - Abandoned					RCD	Sunbird
SGRD1559	742570	892810	548	400.4	90	-60	313	318	5	3.5	4.38	RCD	Sunbird
						including	317	318	1	0.7	15.15	RCD	Sunbird
							349	360	11	7.7	1.91	RCD	Sunbird
							366	376	10	7	3.42	RCD	Sunbird
						including	372	373	1	0.7	10.55	RCD	Sunbird
SGRD1561	742675	893160	492	327.4	90	-60	268	273	5	3.5	1.01	RCD	Sunbird
							286	291	5	3.5	2.14	RCD	Sunbird
SGRD1577	742765	893410	485	200	90	-60	160	171	11	7.7	6.73	RCD	Sunbird
						including	161	164	3	2.1	15.23	RCD	Sunbird
SGRD1578	742735	893410	477	240.1	90	-60	236	237	1	0.7	6.43	RCD	Sunbird
SGRD1580	742935	893410	502	201.4	270	-60	90	93	3	2.1	4.46	RCD	Sunbird
							115	118	3	2.1	22.16	RCD	Sunbird
						including	115	116	1	0.7	65.50	RCD	Sunbird
							128	162	34	23.8	7.48	RCD	Sunbird
						including	129	132	3	2.1	22.97	RCD	Sunbird
						and	137	139	2	1.4	22.30	RCD	Sunbird
						and	151	154	3	2.1	25.90	RCD	Sunbird
SGRD1582	742740	893360	478	309.4	90	-60	184	194	10	7	6.43	RCD	Sunbird
						including	185	186	1	0.7	16.55	RCD	Sunbird
						and	189	190	1	0.7	11.20	RCD	Sunbird
						and	193	194	1	0.7	12.35	RCD	Sunbird
							277	283	6	4.2	1.25	RCD	Sunbird
SGRD1583	742770	893335	481	220	90	-60	134	144	10	7	1.61	RCD	Sunbird
							148	155	7	4.9	5.12	RCD	Sunbird
						including	153	154	1	0.7	28.80	RCD	Sunbird
SGRD1584	742717	893335	471	303.1	90	-60	223	226	3	2.1	6.40	RCD	Sunbird
						including	223	224	1	0.7	16.30	RCD	Sunbird
SGRD1585	742760	893310	479	253.1	90	-60	100	101	1	0.7	5.76	RCD	Sunbird
							151	155	4	2.8	28.71	RCD	Sunbird
						including	154	155	1	0.7	111.00	RCD	Sunbird
SGRD1586	742750	893260	483	220.1	90	-60	147	174	27	18.9	12.72	RCD	Sunbird
						including	148	152	4	2.8	76.84	RCD	Sunbird
						and	156	157	1	0.7	14.80	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From[2] (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRD1587	742722	893260	477	260.1	90	-60	17	19	2	1.4	7.01	RCD	Sunbird
						including	17	18	1	0.7	12.15	RCD	Sunbird
							214	226	12	8.4	1.49	RCD	Sunbird
SGRD1589	742725	893210	481	261.4	90	-60	184	192	8	5.6	6.05	RCD	Sunbird
						including	185	186	1	0.7	33.30	RCD	Sunbird
							201	204	3	2.1	2.81	RCD	Sunbird
SGRC1592	742860	893560	466	48	90	-60	42	44	2	1.4	15.74	RC	Sunbird
						including	42	43	1	0.7	30.20	RC	Sunbird
SGRC1593	742840	893560	466	97	90	-60	70	71	1	0.7	6.36	RC	Sunbird
SGRC1594	742827	893585	462	120	90	-60	NSI					RC	Sunbird
SGRC1595	742800	893110	503	60	90	-60	NSI					RC	Sunbird
SGRC1596	742750	893110	491	133	90	-60	57	66	9	6.3	2.17	RC	Sunbird
							120	123	3	2.1	12.15	RC	Sunbird
						including	121	123	2	1.4	17.08	RC	Sunbird
SGRD1597	742685	893085	496	282.1	90	-60	242	248	6	4.2	2.74	RCD	Sunbird
						including	243	244	1	0.7	10.05	RCD	Sunbird
							259	265	6	4.2	4.81	RCD	Sunbird
						including	261.6	263	1.4	0.98	19.60	RCD	Sunbird
SGRD1598	742700	893060	497	240.1	90	-60	202	221	19	13.3	1.57	RCD	Sunbird
							225	230	5	3.5	4.15	RCD	Sunbird
SGRD1599	742715	893010	503	183.1	90	-60	81	100	19	13.3	4.73	RCD	Sunbird
						including	95	96	1	0.7	72.90	RCD	Sunbird
							126	150	24	16.8	2.15	RCD	Sunbird
SGRD1600	742650	893010	515	321.4	90	-60	268	278	10	7	4.33	RCD	Sunbird
						including	268	269.2	1.2	0.84	21.80	RCD	Sunbird
						and	269.4	270	0.6	0.42	12.80	RCD	Sunbird
							285	293	8	5.6	3.97	RCD	Sunbird
SGRD1601	742650	892935	530	300.1	90	-60	240	255	15	10.5	2.64	RCD	Sunbird
SGRD1602	742650	892910	531	280.1	90	-60	246	265	19	13.3	2.39	RCD	Sunbird
						including	261	262	1	0.7	11.15	RCD	Sunbird
SGRD1603	742650	892885	535	279.1	90	-60	173	183	10	7	0.85	RCD	Sunbird
							244	263	19	13.3	1.98	RCD	Sunbird
						including	262	263	1	0.7	11.55	RCD	Sunbird
SGRD1604	742615	892835	547	330.2	90	-60	266	267	1	0.7	17.20	RCD	Sunbird
							299	302	3	2.1	4.45	RCD	Sunbird
							306	316	10	7	3.17	RCD	Sunbird
							324	325	1	0.7	18.40	RCD	Sunbird
SGRC1605	742710	892735	541	121	90	-60	NSI					RC	Sunbird
SGRC1606	742570	892710	557	61	90	-60	Not sampled - Abandoned					RC	Sunbird
SGRD1607	742600	892660	565	350.1	90	-60	195	202	7	4.9	12.19	RCD	Sunbird
						including	196	197	1	0.7	61.70	RCD	Sunbird

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From[2] (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
						and	199	200	1	0.7	16.45	RCD	Sunbird
							271	277	6	4.2	0.97	RCD	Sunbird
SGRC1608	742685	892610	552	102	90	-60	NSI					RC	Sunbird
SGRC1609	742685	892635	551	100	90	-60	NSI					RC	Sunbird
SGRC1610	742675	892560	558	160	90	-60	NSI					RC	Sunbird
SGRC1611	742645	892510	568	180	90	-60	NSI					RC	Sunbird
SGRD1612	742615	892635	568	261	90	-60	170	188	18	12.6	2.30	RCD	Sunbird
						including	178	179	1	0.7	12.40	RCD	Sunbird
							205	211	6	4.2	4.18	RCD	Sunbird
						including	210	211	1	0.7	16.75	RCD	Sunbird
SGRD1613	742670	892685	551	200	90	-60	105	111	6	4.2	5.72	RCD	Sunbird
						including	109	110	1	0.7	15.00	RCD	Sunbird
							115	117	2	1.4	21.44	RCD	Sunbird
						including	115	116	1	0.7	39.90	RCD	Sunbird
							126	130	4	2.8	5.03	RCD	Sunbird
						including	129	130	1	0.7	14.10	RCD	Sunbird
SGRC1614	742700	892685	544	130	90	-60	NSI					RC	Sunbird
SGRD1615	742580	892635	566	340	90	-60	270	282	12	8.4	16.22	RCD	Sunbird
						including	274	277	3	2.1	41.63	RCD	Sunbird
						and	278	280	2	1.4	25.85	RCD	Sunbird
SGRC1616	742650	892635	561	180	90	-60	151	164	13	9.1	1.65	RC	Sunbird
SGRD1617	742600	892560	575	280.2	90	-60	189	196	7	4.9	1.48	RCD	Sunbird
SGRD1618	742650	892735	556	280	90	-60	NSI					RCD	Sunbird
SGRD1619	742705	893310	474	320	90	-60	230	235	5	3.5	1.67	RCD	Sunbird
SGRD1620	742570	892710	557	400	90	-60	377	382	5	3.5	6.22	RCD	Sunbird
						including	379	380	1	0.7	25.30	RCD	Sunbird
SGRD1621	742580	892860	539	405.1	90	-60	270	271	1	0.7	10.55	RCD	Sunbird
							329	354	25	17.5	1.94	RCD	Sunbird
SGRD1622	742580	892735	557	400.1	90	-60	314	315	1	0.7	5.27	RCD	Sunbird
							369	378	9	6.3	8.90	RCD	Sunbird
						including	371	373	2	1.4	30.03	RCD	Sunbird

SGRD1623	743128	901901	386	231.9	270	-60	110	128	18	12.6	4.94	RCD	Badior
						including	115	117	2	1.4	25.03	RCD	Badior
							133	134	1	0.7	38.70	RCD	Badior
							157	158	1	0.7	36.80	RCD	Badior
SGRD1624	743155	901800	385	189.4	270	-60	NSI					RCD	Badior
SGRC1625	743011	901800	389	60	270	-60	48	52	4	2.8	1.73	RC	Badior
SGRD1626	743104	901700	383	170	270	-60	NSI					RCD	Badior
SGRD1627	743157	901700	384	279.3	270	-60	NSI					RCD	Badior

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation	EOH[1] Depth	UTM Azimuth	Dip	Depth From[2] (m)	Depth To (m)	Drilled Width (m)	ETW[3] (m)	Au (ppm)	Hole Type[4]	Area
SGRC1628	743060	902002	389	80	270	-60	NSI					RC	Badior
SGRC1629	743087	902001	388	140	270	-60	NSI					RC	Badior
SGRC1630	743055	902101	389	50	270	-60	NSI					RC	Badior
SGRC1631	743085	902103	389	116	270	-60	NSI					RC	Badior
SGRD1632	743156	901797	385	270.8	270	-60	NSI					RCD	Badior

SGRC1633	743732	902550	392	78	270	-60	39	40	1	0.9	5.09	RC	Barana
							55	63	8	7.2	1.38	RC	Barana
SGRC1634	743826	902549	393	160	270	-60	77	86	9	8.1	1.38	RC	Barana
							90	94	4	3.6	2.82	RC	Barana
SGRC1635	743647	902700	389	100	270	-60	NSI					RC	Barana
SGRC1636	743694	902698	390	123	270	-60	NSI					RC	Barana
SGRC1637	743755	902699	391	120	270	-60	21	28	7	6.3	0.83	RC	Barana
SGRC1638	743682	902900	399	100	270	-60	NSI					RC	Barana
SGRC1639	743734	902902	401	120	270	-60	76	79	3	2.7	2.48	RC	Barana
SGRC1640	743704	903001	403	107	270	-60	NSI					RC	Barana
SGRC1641	743748	903001	405	100	270	-60	67	73	6	5.4	2.43	RC	Barana
						including	71	72	1	0.9	13.15	RC	Barana
SGRC1642	743713	903099	406	100	270	-60	30	36	6	5.4	1.46	RC	Barana
SGRC1643	743757	903098	407	100	270	-60	NSI					RC	Barana
SGRC1644	743736	903400	404	104	270	-60	12	15	3	2.7	1.71	RC	Barana
							41	45	4	3.6	1.72	RC	Barana
SGRC1645	743787	903400	405	100	270	-60	NSI					RC	Barana
SGRC1646	743724	903301	405	100	270	-60	NSI					RC	Barana
SGRC1647	743773	903301	406	120	270	-60	43	45	2	1.8	90.90	RC	Barana
						including	43	44	1	0.9	180.50	RC	Barana
SGRC1648	743735	903498	402	120	270	-60	NSI					RC	Barana
SGRC1649	743783	903500	404	132	270	-60	NSI					RC	Barana
SGRD1650	743769	902799	399	203.6	270	-60	NSI					RCD	Barana
SGRC1651	743806	902701	395	112	270	-60	NSI					RC	Barana
SGRC1652	743819	902799	399	120	270	-60	57	64	7	6.3	0.74	RC	Barana

Notes:

1. EOH: End of hole

2. NSI: No significant intercepts

3. ETW: Estimated true width

4. RCD: Reverse circulation with diamond tail | DD: Diamond drilling tail | RC: Reverse Circulation drilling

APPENDIX 2. Yaramoko Mine, Burkina Faso: Zone 55 drill results

HoleID	Easting (ADINDAN_30N)	Northing (ADINDAN_30N)	Mine Elevation (m)	Actual Elevation (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth To (m)	Drilled Interval (m)	ETW[3] (m)	Au (ppm)
YRM-22-GCDD-184	469653	1299283	4512	-488	273.0	169	-12	254.1	259.7	5.6	5.5	9.60
YRM-22-GCDD-187	469654	1299284	4512	-488	278.1	164	-15	254.85	258.2	3.3	2.9	9.46
YRM-22-GCDD-188	469654	1299284	4512	-488	282.7	163	-22	272.8	275.65	2.8	2.6	5.05
YRM-22-GCDD-190	469654	1299284	4512	-488	272.2	157	-18	251.7	257.3	5.6	5.2	4.91
YRM-22-GCDD-193	469654	1299284	4512	-488	282.0	169	-19	266.85	268.45	1.6	1.3	6.18
YRM-22-GCDD-194	469654	1299284	4512	-488	304.3	169	-24	281.8	284.9	3.1	2.6	9.54
YRM-22-GCDD-199	469700	1299286	4511	-489	265.0	184	-10	NS	Hole Abandoned
YRM-23-GCDD-200	469653	1299284	4512	-488	282.0	173	-17	267.7	270	2.3	2.0	9.76
YRM-22-GCDD-201	469888	1299363	4508	-492	317.5	143	-47	NS	Hole Abandoned
YRM-22-GCDD-202	469653	1299284	4512	-488	267.0	173	-12	256.4	259	2.6	2.5	12.90
YRM-23-GCDD-203	469653	1299284	4512	-488	311.7	175	-22	287.9	291.97	4.1	3.1	32.77
YRM-23-GCDD-204	469653	1299284	4512	-488	312.0	175	-25	292.7	295.8	3.1	2.4	2.75
YRM-23-GCDD-205	469652	1299284	4512	-488	321.8	186	-20	302.28	307.9	5.6	4.6	13.19
YRM-23-GCDD-206	469653	1299284	4512	-488	332.0	184	-26	307.8	313.7	5.9	2.5	2.72
YRM-23-GCDD-207	469653	1299284	4512	-488	316.7	175	-27	294.8	297.65	2.8	2.3	10.58
YRM-23-GCDD-214	469932	1299193	4368	-632	125.8	165	-61	119.5	123.8	4.3	1.8	9.47
YRM-23-GCDD-215	469932	1299193	4368	-632	150.0	165	-65	133	135.5	2.5	1.2	0.20
YRM-23-GCDD-216	469950	1299198	4369	-631	105.0	114	-6	84.25	85.7	1.5	1.1	0.62
YRM-23-GCDD-217	469950	1299197	4369	-631	110.0	127	-16	75.55	78.45	2.9	2.4	1.50
YRM-23-GCDD-222	469951	1299198	4369	-631	116.0	117	-31	90	91	1.0	0.9	4.91
YRM-23-GCDD-223	469951	1299199	4369	-631	130.0	103	-31	104.9	112.4	7.5	5.9	1.07
YRM-23-GCDD-223							Incl	110	112.4	2.4	1.7	3.10
YRM-23-GCDD-224	469951	1299199	4369	-631	150.4	102	-42	120.95	133.6	12.7	8.2	8.94
YRM-23-GCDD-225	469950	1299198	4368	-632	177.5	129	-66	138.05	159.6	21.6	8.1	0.01
YRM-23-GCDD-227	469951	1299199	4368	-632	177.5	100	-51	140.1	152.75	12.7	8.6	8.82
YRM-22-DD-534	469654	1299284	4512	-488	296.0	156	-24	271.2	274.2	3.0	2.6	2.45
YRM-23-DD-547	469652	1299284	4512	-488	304.0	187	-12	292.6	297.3	4.7	3.8	3.44
YRM-23-DD-548	469653	1299284	4512	-488	331.2	188	-1	273.2	273.6	0.4	0.4	1.35
YRM-23-DD-550	469643	1299358	4723	-277	420.0	183	-23	356.7	358.2	1.5	1.1	0.03

Notes:

1.	EOH: End of hole
2.	NS: Not sampled
3.	ETW: Estimated true width

APPENDIX 3. Baborigame Project, Mexico: Drill results

Hole_ID	Zone	Easting (WGS84_13N)	Northing (WGS84_13N)	Elevation (m)	EOH1 Depth (m)	Azimuth	Dip	Depth from (m)	Depth[2] To (m)	ETW[3] (m)	Au (ppm)	Ag (ppm)
BAB-22-001	Los Angeles	267974	2918084	2070	162	180	-45	122.00	122.30	0.24	7.79	9
								129.50	129.85	0.28	1.49	12
								153.75	155.00	1.00	22.60	28
BAB-22-002	Los Angeles	267968	2918138	2077	231	180	-60	NSI
BAB-22-003	Cebollas West	269374	2922508.14	2277.8	279	215	-65	20.20	21.00	0.64	0.94	9
								29.00	30.20	0.96	0.82	13
								47.50	48.60	0.88	1.03	24
								105.80	106.40	0.48	0.80	14
								144.85	145.20	0.28	1.29	36
								153.35	155.90	2.08	2.01	132
							Incl	153.35	154.95	1.28	3.05	193
BAB-22-004	Cebollas West	269374	2922508.26	2277.8	348	215	-80	99.25	100.40	0.92	0.81	36
								104.00	105.35	1.08	2.25	13
								170.80	171.30	0.40	2.35	242
								178.00	179.50	1.20	7.64	55
								182.50	183.00	0.40	1.68	157
								192.00	197.05	4.04	2.66	155
							Incl	192.00	194.65	2.12	2.74	29
							Incl	196.10	197.05	0.76	6.25	705
								248.10	248.50	0.32	1.20	121
								280.00	282.30	1.84	1.40	123
							Incl	282.00	282.3	0.24	5.05	347
								318.20	319.10	0.72	4.86	341
							Incl	318.20	318.6	0.32	10.15	693
								333.65	335.75	1.68	0.30	82
BAB-22-005	Cebollas West	269590	2922498	2215	201	205	-50	141.40	142.70	1.04	0.61	39
								146.05	147.00	0.76	1.34	17
								151.85	152.2	0.28	0.92	251
BAB-22-006	Cebollas West	269590	2922498	2215	354	205	-72	145.95	146.65	0.56	0.83	14
BAB-22-007	Los Angeles	267940	2918187	2080	294	180	-55	256.15	256.85	0.56	1.15	56
BAB-23-008	Cebollas Centre	270161	2922424	2165	443	154	-48	111.00	113.00	1.60	1.59	11
								132.70	134.35	1.32	1.06	9
								167	168	0.80	0.42	45
								171.85	173	0.92	0.78	14
								186.00	187.00	0.80	1.09	20
BAB-23-009	Cebollas West	269515	2922631	2170	402	224	-50	47.00	49.00	1.60	1.42	14
								56.80	57.10	0.24	28.70	28
								72.00	73.00	0.80	1.47	7
								160.50	162.00	1.20	0.61	111
								188.15	190.70	2.04	2.41	314
							Incl	188.15	188.7	0.44	8.52	1025
								281.50	282.15	0.52	0.32	60
								345.65	346.40	0.60	5.95	631
								350.00	351.00	0.80	1.10	111
								379.00	381.00	1.60	0.22	85
BAB-23-010	Cebollas West	269293	2922575	2275	312	221	-75	120.85	121.2	0.28	0.95	29
								124.35	125.00	0.52	1.07	26
								179.00	180.00	0.80	1.43	84
								186.00	187.00	0.80	0.52	44
								188.75	189.70	0.76	0.23	166

Hole_ID	Zone	Easting (WGS84_13N)	Northing (WGS84_13N)	Elevation (m)	EOH1 Depth (m)	Azimuth	Dip	Depth from (m)	Depth[2] To (m)	ETW[3] (m)	Au (ppm)	Ag (ppm)
								191.00	192.50	1.20	3.34	538
							Incl	191.00	192	0.80	4.65	721
								267.00	269.00	1.60	4.35	3
BAB-23-011	Sucara	269999	2923629	2025	228	291	-50	NSI
BAB-23-012	Sucara	269783	2923704	2098	105	109	-50	NSI
BAB-23-013	Sucara	269781	2923705	2098	303	288	-50	NSI
BAB-23-014	Sucara South	269873	2922842	2248	240	270	-70	NSI

Notes:

1. EOH: End of hole

2. NSI: No significant intercepts

3. ETW: Estimated true width